    As Filed with the Securities & Exchange Commission on November 19, 1999

                           Registration No. 333-17719



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                AMENDMENT NO. 10

                                       TO

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------


                       COUNTRYLAND WELLNESS RESORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              --------------------

           Delaware                              1000                84-0687501
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL    IRS ID NO.
INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)

                           2205 PURPLE MAJESTY COURT
                          LAS VEGAS, NEVADA 89117-2747
                                 (702) 240-4408
    (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              --------------------

                    FERNANDO JUAN
                    VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    2205 PURPLE MAJESTY COURT
                    LAS VEGAS, NEVADA 89117-2747
                                 (702) 240-4408

                (NAME, ADDRESS INCLUDING ZIP CODE AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                             ----------------------


                                   COPIES TO:

                         DONALD E. STUDER, ESQ.
                         ATTORNEY AT LAW
                         3611 CAPLES ROAD
                         WEST MONROE, LOUISIANA 719292
                                 (318) 397-7297

                              --------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filled to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              --------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November __, 1999

                               10,000,000 Shares

                               [COUNTRYLAND LOGO]

                                  COMMON STOCK

                                ----------------

COUNTRYLAND WELLNESS RESORTS, INC. IS OFFERING 10,000,000 SHARES OF COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $18 AND $23 PER SHARE.

                                ----------------

WE HAVE APPLIED TO LIST OUR COMMON STOCK ON THE NEW YORK STOCK EXCHANGE MARKET UNDER THE SYMBOL "CWR."

                                ----------------

                             PRICE $_______ A SHARE

                                ----------------

                                                            UNDERWRITING
                                       PRICE TO             DISCOUNTS AND
                                        PUBLIC               COMMISSIONS
                                       --------             -------------
Per Share .......................       $                      $
Total ...........................       $                      $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Countryland has granted the underwriters the right to purchase up to an additional 1,200,000 shares to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on ________, 1999.

                                ----------------

MORGAN STANLEY DEAN WITTER
               DONALDSON, LUFKIN & JENRETTE
                              SALOMON SMITH BARNEY
                                             THOMAS WEISEL PARTNERS LLC

__________, 1999

                               [GATEFOLD ARTWORK]

      [Narrative description of graphic material omitted in electronically filed document

      The following text is at the top of the page and spans the front cover foldout:

           COUNTRYLAND GLOBAL INTERNET CONTENT LIFE EXTENSION PROGRAM

          Web Users Receive Wellness Reports Faster and More Reliably,
                          Even in Times of Peak Demand

      The following text appears on the left hand side of the inside front cover foldout above the first graphic:

      Internet Life Extension Services by using genes technology.

      The left hand side of the inside front cover contains a graphic that consists of a map of the United States with a Web user on the far right and a Web site on the far left with routers, network access points, an exchange point and a local internet service provider and arrows depicting the flow of information in the center of how to live to be a 100 years old.

      Below this graphic the following text appears:

      Without Life Extension Program life is shorter.

      - Delivery of rich content (such as graphics, advertisements and streaming media) may be delayed or lost at numerous points across the Internet

      - Content often is not delivered via optimal route

      - Web site may not be designed to handle periods of peak demand

      The following text appears on the right hand side of the inside front cover above a second graphic:

      Internet Life Extension Program

     The right hand side of the front cover contains a graphic that consists of a map of the United States with a Web user on the far right and a Web site on the far left with routers, network access points, an exchange point, a local internet service provider and an Countryland server in the center. Arrows depict the flow of information between the Web user and the local internet service provider and between the local internet service provider and the Company's Web site.

      Below this graphic the following text appears:

      Wellness Service

      - Speeds delivery of rich content by intelligently routing it from nearby countryland server

      - Improves reliability of delivery and comes with countryland's proof-of-performance guarantee

      - Always serves up-to-date content

      - Handles periods of peak demand

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
         PROSPECTUS SUMMARY...................................    3
         RISK FACTORS.........................................    7
         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS....    8
         USE OF PROCEEDS......................................    9
         DIVIDEND POLICY......................................    9
         CAPITALIZATION.......................................   10
         DILUTION.............................................   11
         SELECTED FINANCIAL DATA..............................   12
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS................   13
         BUSINESS.............................................   15
         MANAGEMENT...........................................   16
         RELATED PARTY TRANSACTIONS...........................
         PRINCIPAL STOCKHOLDERS...............................   20
         CERTAIN TRANSACTIONS.................................   21
         DESCRIPTION OF CAPITAL STOCK.........................   22
         SHARES ELIGIBLE FOR FUTURE SALE......................   24
         UNDERWRITERS.........................................   26
         LEGAL MATTERS........................................   28
         EXPERTS..............................................   28
         WHERE YOU CAN FIND MORE INFORMATION..................   28
         INDEX TO FINANCIAL STATEMENTS........................  F-1

      UNTIL           , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information about "CWR" and the common stock being sold in this offering and our financial statements and accompanying notes appearing elsewhere in this prospectus.

                       COUNTRYLAND WELLNESS RESORTS, INC.

Summary of significant Nature of the Business--

Countryland Wellness Resorts, Inc., a Delaware Corporation. The company is engaged in the discovery and development of precious metals mining properties located in Quincy, Plumas County, California which consists of 750 acres of land where 39 unpatented mining claims are located. All assessment work has been done at the mines and all the reports had been filed with the Bureau of Land Management, Sacramento, California and the County of Plumas in accordance with the mining rules and regulations. The company has a permit to operate on small scale, the mines from the United States Forestry Department, Quincy, California. The company is intent on going in a big mining venture to recover the gold and silver in the proven reserves as soon as the price of gold increases in value.

The results will be increased gross revenues and liquidity. Small scale operation is limited to 200 tons per day only.

The Company is in the process of getting its Life Extension Center, a Longevity Members Association for the purpose of helping people live longer by using preventive Medicine with the gene testing for discovery of dominant illness in the different subjects and to repair the genes by genetic engineering followed with a program of exercise and nutrition. The member signs for a period of ten years and receives one week per year of care at the center. The cost for this program is $3,000.00 per year per member, all payable in advance making it an effective way to minimize the cost of medical treatment which is out of control. This will have a material impact in the short and long term liquidity for the Company.

A. BASIC STRATEGY -- Wellness Resorts and Life Extension Program at the Ballys and Paris Hotel and Casino Las Vegas, Nevada is a wholly owned subsidiary of Countryland Wellness Resorts, Inc. A publicly traded company
(CWR) which operates A Life Extension (Longevity) Program where the members are trained in how to live a longer life and a healthy life free of diseases.

B. OVERVIEW OF THE WELLNESS RESORTS OR LIFE EXTENSION MEMBERS IN THE UNITED STATES. The Life Extension Program in the United States is very limited. People like to live longer, and there is a market for the first company to start this project. That company will benefit from the need for the program because of the large cost of medical treatment that amount to about 1.3 trillion and continues to increase with no end in sight.

C. CHARACTERISTIC OF THE LIFE EXTENSION PROGRAM. The Life Extension Program that we have consists of Preventive Medicine by using the latest approved techniques in the field of Gene Testing Technology and by testing the genes of all our members with a PCR gene testing machine to detect genes abnormalities. The abnormal genes can be repaired by using our genetic engineering and prevent the illness caused by such defective gene. By the use of proper supplements needed by the human body we can produce a diseases free human specimen that is free of the diseases caused by said defective gene and with the proper nutrition to accompany these supplements the body can be build strong to combat all the pollutants and interference of this era. With the use of proper exercises according to body type we can built to live to 120 years and any death before that should be considered a premature death.

The company is also engaged in the electrical contracting business through their subsidiary Network Electric Company a major contractor for electrical projects in the State of Nevada.

                              RECENT DEVELOPMENTS

The company is entering into a contract with two major hotels in Las Vegas, Nevada to acquire the use of 2,000 hotel's rooms or 1,000 on each hotel. Contracts are been prepared and the company expects to start signing members to the wellness program or Life Extension Program in the near future. The 2,000 rooms will be able to accommodate on an annual basis 104,000 prospective members. The company will receive revenues of $3.12 Billion based on a ten years pre-paid fees paid in advance to the Company. The net profit to the company will be $2.44 Billion for the entire ten years or $244,000,000 every year.

The company expects to acquire additional rooms from other hotels in the Las Vegas area and sign additional members to the program.

                                  THE OFFERING


Common stock offered..........................   10,000,000 shares

Common stock to be outstanding after this
  offering....................................   100,737,573 shares

Use of proceeds...............................   For working capital and general
                                                 corporate purposes. For more detailed
                                                 information, see "Use of Proceeds" on
                                                 page 18.

Proposed (Countryland logo) symbol............   CWR

                             SUMMARY FINANCIAL DATA

                                                        PERIOD FROM INCEPTION
                                                      (OCTOBER 1, 1999) THROUGH
                                                          DECEMBER 31, 1999
                                                      --------------------------
STATEMENT OF OPERATIONS DATA:
Revenue.............................................             $ 3,631
Total operating expenses............................               1,153
Operating net.......................................               2,690
Net.................................................               2,690
Net attributable to common stockholders.............                   0
Basic and diluted net per share.....................             $   .03
Weighted average common shares outstanding..........              90,777
Pro forma basic and diluted net per share...........             $   .03
Pro forma weighted average common shares
   outstanding......................................              90,777

     Weighted average shares used in computing the pro forma basic and diluted net loss per share have been calculated assuming the conversion of all shares of convertible preferred stock outstanding as of September 30, 1999 into common stock as if the shares had converted immediately upon issuance. Accordingly, accrued dividends and accretion to redemption value are not included in the calculation of pro forma basic and diluted loss per share. The pro forma as adjusted column in the balance sheet data below gives effect to the conversion of all shares of convertible preferred stock outstanding as of September 30, 1999 into common stock upon the closing of this offering and the sale of the 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $22.00, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                  AS OF SEPTEMBER 30, 1999
                                                  ------------------------
                                                                PRO FORMA
                                                    ACTUAL     AS ADJUSTED
                                                  ----------   -----------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................   $      932     $      0
Working capital................................          862            0
Total assets...................................    2,600,652      400,000
Long-term liabilities..........................            0            0
Convertible preferred stock....................            0            0
Total stockholders' equity (deficit)...........   $2,594,393     $400,000

     Except as set forth in our financial statements or as otherwise indicated, all information in this prospectus:

     - Assumes no exercise of the underwriters' over-allotment option; and

     - Reflects a $400,000,000 removal of cash equivalent represented by four bank guarantees from Bank BNI, Indonesia.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted.

     Our principal executive offices are located at 2205 Purple Majesty Court Las Vegas, NV 89117 and our telephone number is (702) 240-4408 our E-Mail address is CWCTRUST@Earthlink.Net our information on the Web site is incorporated by reference into this prospectus.

Countryland the CWR logo and CWRI are our trademarks. This prospectus also contains trademarks and trade names of other companies.

                                  RISK FACTORS

The securities offered hereby are speculative, and prospective investors should be aware that purchase of these securities involves a high degree of risk. Accordingly, the securities should be purchased only by persons who can afford to lose their entire investment. The following special risks, should be considered:

1. Limited History of Business Operations. The Company has limited operating history, having commenced operations in 10-22-74. There can be no assurance that the Company will continue to be profitable in the future. Because of its limited operating history, the Company's use of proceeds from this offering could vary from the estimates given under the caption "Use of Proceeds." See "Use of Proceeds."

2. Sufficiency of Funds. The business of casinos, hotel and life extension can require significant amounts of capital. Management believes that the proceeds of this offering will be sufficient to satisfy its anticipated cash requirements for at least the 12 months following the completion of this offering however, there can be no assurance that any or all of the Warrants will be exercised and in such event the Company may need further financing for purchase of equipment and for working capital purposes and to continue growth of its operations, of which there can be no assurance, and there is no assurance that the Company will be able to obtain additional financing on satisfactory terms. No arrangements have been made at this time to raise capital other than through this offering and the Company has not engaged in discussions with any institutional or private lenders for such financing. See "Use of Proceeds" and "Business." Any such financing may involve the issuance of additional shares of Common Stock without the prior notification or approval of shareholders, including the purchasers in this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual result to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

      We estimate that the net proceeds from our sale of the 10,000,000 shares of common stock will be approximately $160 million, assuming an initial public offering price of $18.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $162 million.

      The principal purposes of this offering are to establish a public market for our common stock, to increase our visibility in the marketplace, to facilitate future access to public capital markets, to provide liquidity to existing stockholders and to obtain additional working capital.

      We expect to use the net proceeds for anticipated working capital and general corporate purposes. Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, we have no specific acquisitions planned. Pending such uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

      We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 1999. The pro forma as adjusted information reflects the issuance and sale of the 10,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $18.00 per share.

      This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes and other financial data included elsewhere in this prospectus.

                                                         AS OF SEPTEMBER 30, 1999
                                                      -----------------------------
                                                        ACTUAL           PRO FORMA
                                                      ----------         ----------
                                                       (IN THOUSANDS, EXCEPTION ???
Long-term liabilities...............................  $        0         $        0
                                                      ----------         ----------
Stockholders' equity (deficit):
Common stock, $0.003 par value; 200,000,000 shares
  authorized, 90,777,573 shares issued and
  outstanding, actual; 90,777,573 shares issued and
  outstanding, on a pro forma basis, 100,777,573
  shares issued and outstanding, on a pro forma as
  adjusted basis....................................         272                302
Additional paid-in capital..........................         385                  0
Note receivable from officers for stock.............           0                  0
Deferred compensation...............................           0                  0
Accumulated deficit.................................           0                  0
                                                      ----------         ----------
      Total stockholders' equity....................   2,594,393          2,594,393
                                                      ----------         ----------
      Total capitalization..........................  $1,633,986         $1,813,986
                                                      ==========         ==========

                                    DILUTION

      Countryland's net tangible book value as of September 30, 1999, was approximately $40 million, or $28.82 per share of common stock. Pro forma net tangible book value per share represents our tangible net worth (tangible assets less total liabilities) divided by the 90,000,000 shares of common stock outstanding. After giving effect to the issuance and sale of the shares of common stock offered by Countryland in this offering at an assumed initial public offering price of $18.00 per share, Countryland net tangible book value at September 30, 1999 would have been $100 million, or $25.94 per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their investment of $2.92 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share .............             $18.00
  Pro forma net tangible book value per share before this
    offering ................................................   $28.82
  Decrease in pro forma net tangible book value per share
    attributable to new investors ...........................     2.92
                                                                ------
Pro forma net tangible book value per share after this
  offering ..................................................              25.94
                                                                          ------
Dilution per share to new investors .........................             $ 2.92
                                                                          ======

The following table summarizes on a pro forma basis as of September 30, 1999, the difference between the number of shares of common stock purchased from Countryland, the total consideration paid to Countryland, and the average price per share paid by existing stockholders and by new investors. The calculation below is based on an assumed initial public offering price of $_____ per share, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                               SHARES PURCHASED         TOTAL CONSIDERATION
                              --------------------   --------------------------
                                NUMBER     PERCENT       AMOUNT       PER SHARE
                              ----------   -------   --------------   ---------
Existing stockholders .....   90,777,573     90.8     $1,633,986,000       1
New investors .............   10,000,000      9.2        180,000,000       9
                             -----------    -----     --------------      --
      Total ...............  100,777,593    100.0%    $1,813,986,000      10
                             ===========    =====     ==============      ==

      Net tangible book value per share after this offering would be $25.94 and total dilution per share to new investors would be $2.92. If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 100,777,573 shares, or 9.2% of the total number of shares of common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with Countryland's financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus. The statement of operations data for the period from inception January 1, 1999 to September 30, 1999 are derived from audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 1999 and the balance sheet data as of September 30, 1999 are derived from unaudited financial statements included elsewhere in this prospectus. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for any other period or the entire year ending December 31, 1999.

                                                                 PERIOD FROM INCEPTION
                                                                 (January 1, 1999) TO
                                                                  September 30, 1999
                                                                 ---------------------
                                                                 (IN THOUSANDS, EXCEPT ????
STATEMENT OF OPERATIONS DATA:
Revenue......................................................            $ 3,631
                                                                         -------
Operating expenses:
  Cost of service............................................                 48
  Engineering and development................................                 50
  Sales, general and administrative..........................              1,047
  Equity related compensation................................               (170)
                                                                         -------
        Total operating expenses.............................              1,153
                                                                         -------
Operating loss...............................................                  0
Interest income (expense), net...............................                178
                                                                         -------
Net loss.....................................................                  0
Dividends and accretion to preferred stock redemption
  value......................................................                 --
                                                                         -------
Net loss attributable to common stockholders.................            $     0
                                                                         =======
Basic and diluted net per share..............................            $ 25.94
Weighted average common shares outstanding...................              28.82
Pro forma basic and diluted net per share (unaudited)........            $  0.03
Pro forma weighted average common shares outstanding
  (unaudited)................................................             90,777

                                                                    AS OF SEPTEMBER ??
                                                                 ------------------------
                                                                    ACTUAL
                                                                 -----------
                                                                        (IN THOUSAND ??
BALANCE SHEET DATA:
Cash and cash equivalents....................................     $      932
Working capital..............................................            862
Total assets.................................................      2,200,000
Long-term liabilities........................................              0
Convertible preferred stock..................................              0
Total stockholders' equity...................................     $2,194,000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read together with our financial statements and accompanying notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ from those indicated in forward-looking statements.

OVERVIEW

Nature of the Business: Countryland Wellness Internet Network Trust, a Nevada trust was originally incorporated in Colorado on October 29, 1974, as Minerals Mining Corporation. The name was first changed to Grand American International Corporation, then Continental Wellness Casinos Corp., and then, on December 22, 1997, to Continental Wellness Casinos Trust, a real estate investment trust. On December 16, 1998 the present name was adopted. The Company had been engaged in the discovery and development of precious metals with mining properties located at Quincy, Plumas County, California. The Company has 750 acres of land where 39 unpatented mining claims are located. All assessment work has been done at the mines and all reports have been filed with the Bureau of Land Management, Sacramento, California and the County of Plumas in accordance with the mining rules and regulations. The Company has permits to operate the mines from the United States Forestry Department, Quincy, California. The Company presently does not intent to re-open mining operations to recover the gold and silver in the proven reserves, and will not do so until the price of gold increases significantly.

The Company is in the process of getting its live longer center, a longevity members association, with the purpose of making people live longer by using preventive medicine with genes testing for discovery of predominant illness in the different subjects and repair defective genes by genetic engineering followed with a program of exercise and nutrition. The hotel's guests sign a long term rental agreement for a room or suite at the Company's resort hotel and casino for a week or two per year for a period of ten years, payable in advance, and also receive one week of care at the center. The rental cost is $1,000.00 per week per year per guest.

The Company acquired Network Electric Company for a Pay Out Order to be paid from funds due to the Company.

The Company entered on a Joint Venture Agreement with Striker Gold Mines, Ltd. to invest six bank guarantees from Bank BNI Indonesia to be used on an Investment Program that will regenerate 9% per day and the Company will receive 50% of the profit. The program is ready to start in about 30 days.

The Company entered into an agreement with Las Vegas Entertainment Network, Inc., a public traded Company listed on the small caps of the NASDAQ Stock Exchange were the Company given the right to LVEN to use one of the guarantee issued by Bank BNI Indonesia and loan a Gold Certificate (Restricted) for 10,600 troy ounces of gold and the Company received 3,000,000 (Restricted) shares of Common Stock from LVEN.

     Engineering and development expenses consist primarily of salaries and related personnel costs and costs related to the design, development, testing, deployment and enhancement of our service and our network. We have to date expensed our engineering and development costs as they were incurred. We believe that research and development is critical to our strategic product development objectives and intent to enhance our technology to meet the changing requirements of the market demand. As a result, we expect our engineering and development expenses to increase in the future.

     Sales, general and administrative expenses consist primarily of salaries and related costs of sales and marketing, operations and finance personnel and recruiting expenses, professional fees and legal accounting services. We expect that sales, general and administrative expenses will increase in the future as we hire additional personnel, expand our operations domestically, initiate additional marketing programs, establish sales offices in new locations and incur additional costs related to the growth of our business and our operations as a public company.


RESULTS OF OPERATIONS

PERIOD FROM INCEPTION (JANUARY 8, 1999) THROUGH DECEMBER 31, 1999 AND THE NINE-MONTH PERIOD ENDING SEPTEMBER 30, 1999

Liquidity and Capital Resources

The expansion and diversification of the Registrant's business has occurred selectively for the past two years through the development of the Registrant's mines for the production of gold and silver and other precious metals. The Registrant is organizing its longevity center, a wellness resort for life extension. The strategic and aggressive growth program enables the Registrant to provide future earnings for the Company. The Registrant is confident that the program of long term room rentals in a resort hotel and casino in conjunction with a longevity center, will increase sales and produce a positive cash flow.


RECENT ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivatives instruments, including derivative instruments embedded in other contracts, and for hedging activities. We will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in fiscal year 2001. We do not expect the adoption of SFAS No. 133 to have an impact on our financial condition or results of operations.

                                    BUSINESS

OVERVIEW

A. Basic Strategy -- Wellness-Resort and Casino, Las Vegas, Nevada is a wholly owned subsidiary of Countryland Wellness Internet Network Trust, a Nevada Trust (CWIN) which operates a Life Extension Club where the members are trained in how to live a longer life and a healthy life free of any diseases.

B. Overview of the Wellness Resort or Life Extension Club in the United States. The Life Extension Program in the United States are very limited and people like to live longer and the market is there for the first company that starts this project to benefit from the need of the program.

C. Characteristic of the Life Extension -- The Life Extension Program that we are engaged in consists of Preventive Medicine by using the latest medical approved techniques in the field of Genes Technology and by testing the genes of all our members with the PCR machine the detection of illness producing genes can be repaired and many of the illnesses associated with that gene can be prevented. By the use of proper supplements needed by the human body we can produce a better human specimen that is free of any type of disease and with the proper nutrition.

D. Recommendation -- The Wellness Resort will establish a membership program where the members sign a contract for 10 years which is refundable by their group insurance plan.

                 The Life Extension Program and Membership Club

A.   Source of Revenue:

1. The signing of members from our list of available members that desire to join the Life Extension Club at the rate of $1,000 per year and payable 10 years in advance.

2. The members will be acquired through direct marketing by sending brochures to a selected group of citizens. No membership has been sold to date.

3. The signing of members from recommendations by other members will produce many leads because everybody desires to visit Las Vegas, Nevada, the entertainment capital of the world and receive a one week vacation free.

B. Costs -- The total cost for the Life Extension Club is $1,000 for one unit which consists of staying in the Wellness Resort Hotel and Casino for one week and receiving all the training of how to live longer and healthier but they must sign for ten (10) years and pay $10,000 for the 10 years.

C. Net Revenue -- Considering that the average Hotel and Casino that we will be using for our program has a combined total of 1,000 rooms, 2,000 club members per week with a total of 104,000 week units at $1,000 per week unit will bring a net revenue of $104,000,000.00 per year. However, the members are paying 10 years in advance for a grand total of $1.4 billion of total revenue.

D. Products -- We will offer a great amount of products and other services to our members which will produce additional revenues to our company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The executive officers and directors of Akamai, and their ages and positions as of September 30, 1999 are as follows:

      The members of the Board of Trustees of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

                NAME             AGE      TITLE
                Fred Cruz        77       President and Chief Executive
                                          Officer, Chairman and Trustee

                Fernando Juan    58       Chief Financial Officer, Vice
                                          President, Secretary and Trustee

   Identified herein are all directors and executive officers of the Company. The information set forth as to each Director and Executive Officer has been furnished by such person.

   Fred Cruz, 75, is and has been since October, 1987, a director, chairman of the board, and president of the company. Cruz holds two doctorate degrees, Doctor of Podiatric Medicine and Doctor of Medicine. Cruz has operated many medical clinics in the State of California and at present is retired from his profession. He has engaged in many business ventures and has been working with precious metals for the last 30 years. Cruz no longer has a license to practice medicine or podiatry as he is retired.

RICK ERIKSEN, 40, Experience: April, 1996 to February, 1988, National Sales Manager, Partners Across America, Altamonte Springs, Florida; April, 1995 to March, 1996 - was a Licensed Real Estate Agent, Marriot Vacation Club International (MVCI) Newport Beach, California and Pacific Monarch Resorts, Laguna Hills California; November, 1980 to April, 1995 Commercial Investment Real Estate Agent Marcus & Millichap, Inc. of Newport Beach, California; July, 1994 to April, 1985 - Century 21, Irvine/Santa Ana, California; February, 1985 to October, 1990 Commodity Futures Broker for Clayton-Balfour Brokerage, Irvine, California; Credentials: California Real Estate License #01102626 issued February 11, 1991 and Expires on March 14, 1999.

DONALD STUDER, Attorney at Law, in practice since January 9, 1969. Experience in contract law, corporate law, labor law and business administration. President and Director of Grand American International Corporation since 1984 to present. Attorney and SubTrustee of Grand American Bank Trust since 1984 to present. Negotiated the acquisition of a full service bank in the United Arab Emirates. Engaged in the general practice of law, with emphasis on business, real-estate and labor law. Conducted a real estate brokerage for 3 years. Negotiated over 300 collective bargaining agreements. Represented clients in more than 100, each NLRB proceedings, Superior Court and Federal Court actions. Worked with Brundage, Williams & Zeilman Law Firm as a Staff Attorney, specializing in labor law. Opened own law office while still employed with Ryan Aeronautical Company. Handled over 300 cases including criminal, divorce, personal injury, probate, bankruptcy and contract matters. Phi-Kappa Phi, Sigma Pi Sigma, Sigma Tau Sigma, Phi Beta Phi, State Bar of California, San Diego County Bar Association, California real-estate broker, listed in Who's Who in American Law (1st edition). Received a BS degree in Physics, with honors, from the University of Florida in April 1963, and a JD degree Magna Cum Laude, from the University of San Diego in 1968.

MADRIGALE, ROBERT B., Baccarat / Mini Baccarat Floor Supervisor Mirage Hotel/ Resort & Casino, Las Vegas, Nevada from January 1990 to Present, Baccarat Floor Supervisor Trump Plaza Hotel and Casino Atlantic City, New Jersey from January 1987 to January 1990, Dealer Trump Plaza Hotel and Casino, Atlantic City from 1983 to 1987, Dealer, Tropicana Hotel and Casino, Atlantic City, New Jersey from March 1982 to November 1983, Licensed by the Nevada Gaming Board, Special skills good leadership skills, Excellent rapport with customers and fellow workers. Completed all Management classes offered at the Mirage Hotel and Casino, Las Vegas, Nevada.

STEIN, GARY, A well organized individual who possesses excellent people skills, that have established is leadership and respect among my peers and clients. Professional Gambling Industry Experience, November 1989 to present Mirage Resorts Hotel and Casino as Floor Casino Supervisor Baccarat, Blackjack, Roulette and Pai-Gow Poker, 1990 to present Community College of Southern Nevada, Adjunct Professor; Casino Management, July 1987 to November 1989 MGM Bally's, Casino Floor Supervisor, October 1985 to July 1987 Dealer, February 1984 to October 1985 Barbary Coast Hotel and Casino, Dealer, Education
Community College of Southern Nevada A.A.S. in Casino Management, graduated with Honors, University of Central Florida Majored in Finance, Long Island
University Majored Marketing and Sullivan County Community College, A.A.S. in Business Administration. Licensed by the Nevada Gaming Board.

KLACSMANN, KARL L., Education: Clark County Community College Las Vegas, Nevada A.A.S. degree in Hotel Management 1975, University of Nevada Las Vegas, B.A. degree Hotel Administration with majored on Casino Operations, Casino Management, Hotel and Casino Marketing, Mathematics of Casino Gamings, Surveillance and Protection of Table Games. Work Experience: 1989 to present Mirage Hotel and Casino Las Vegas, Nevada, Casino Gaming Department, 1982 to 1989 Sands Hotel Las Vegas, Nevada, Casino Executive, 1981 to 1982 Claridge Hotel, Atlantic City, New Jersey, Casino Executive, 1980 to 1981 Sand Hotel, Atlantic City, New Jersey, Casino Executive, 1973 to 1979 Dunes Hotel and Casino Las Vegas, Nevada Supervisory Manager of the Casino, 1972 to 1973 Stardust Hotel and Casino Las Vegas, Nevada Dealer, 1970 to 1972 Hacienda Hotel and Casino Las Vegas, Nevada Dealer, 1970 Completion of Nevada Gaming School, 1969 to 1970 Four Seasons Restaurant, New York City, Assistant to the Director of the hotel.

JOHN MAVROS, Mavros has a broad background on three continents involving the operations and sales of hotels and suite properties. Has held key management positions over a period of several years with the Westin Plaza Hotel in Los Angeles, opened the Westin Philippine Plaza in Manila, was general manager of the Grande Bretagne Hotel in Athens, Greece, served as Vice President and General Manager of the Registry Hotel Corporation in Irvine and Universal City, California, served as Senior Vice President of California Hotels Corporation. Mavros is also a member of the University of Arizona Presidents Club, and holds a Certified Hotel Administrator designation from the Educational Institute of the American Hotel-Motel Association.

LEWIS AKMAKJIAN, 75, Graduate in business and financing with major in securities transactions and operations. Has been stockbroker since 1958 and worked as follows in the Securities Business: 1966, Toluca Pacific Securities Corporation, Manager, 1990 to 1995. H.J. Mayer and Company, Broker-Manager, 1975 to 1988. C.L. McKinne, broker and manager, 1972 to 1975. G.L. Bisbak as manager, 1958 to 1972. Foreman and company as Securities Broker Manager, 1955 to 1958. J. Logan and Company as stockbroker manager. Specialist securities analyst, broker/dealer, underwriting, selling and purchase of stocks and bonds. License-CRD 2204 with approval granted in California National Association of Securities Dealers and New York Stock Exchange.

     Each executive officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Akamai. Each of the directors serve on the board of directors pursuant to the terms of an agreement that will terminate upon the closing of this offering.

ELECTION OF DIRECTORS

     Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Messrs. Cruz and Juan will serve in the class whose term expires in 2003, Messrs. Leighton and Scott will serve in the class whose term expires in 2004 and Messrs. Studer, Stein and Eriksen will serve in the class whose term expires in 2002. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

COMPENSATION OF DIRECTORS

     We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. We may, in our discretion, grant stock options and other equity awards to our non-employee directors from time to time pursuant to our 1998 stock incentive plan. We have not yet determined the amount and timing of such grants or awards.

BOARD COMMITTEES

     The board of directors has established a compensation committee and an audit committee. The compensation committee, which consists of Messrs. Studer, Stein, Akmakjian and Mavros, reviews executive salaries, administers our bonus, incentive compensation and stock plans, and approves the salaries and other benefits of our executive officers. In addition, the compensation committee consults with our management regarding our pension and other benefit plans and compensation policies and practices.

     The audit committee, which consists of Messrs. Juan, Klacsmann and Studer reviews the professional services provided by our independent accountants, the independence of such accountants from our management, our annual financial statements and our system of internal accounting controls. The audit committee also reviews such other matters with respect to out accounting, auditing and financial reporting practices and procedures at it may find appropriate or may be brought to its attention.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by us, for services rendered for the period from August 20, 1998, the date of our inception, to December 31, 1999, to the person who acted in the capacity of chief executive officer during that period. None of our other executive officers who held office as of December 31, 1998 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules. In the table below, columns required by the regulations of the Securities and Exchange Commission have been omitted where no information was required to be disclosed under those columns.

                           SUMMARY COMPENSATION TABLE





                             EXECUTIVE COMPENSATION

The following table sets forth all cash compensation paid or accrued including bonuses paid or accrued, to the following persons during 1998, for services rendered in all capacities to the Company.

          Number of Individual     Capacities in which           Cash
          or Number in Group       served during 1998

          None                           None                    None

The Company pays no compensation to Directors for services as Directors.

BENEFIT PLANS

     The following Benefit Plans are in the process of being adopted and implemented by the Company.

     Stock Incentive Plan. Our stock incentive plan will provide for the grant of restricted stock and other stock-based awards and stock options. A maximum of 28,755,600 shares of common stock will be authorized to be issued pursuant to the stock incentive plan. Our officers, employees, directors, consultants and advisors will be eligible to receive awards under the stock incentive plan.

     The compensation committee of our board of directors will administer the stock incentive plan. The compensation committee with the assistance of management selects the recipients of awards and determines:

     - The number of shares of common stock covered by options and the dates upon which such options become exercisable;

     - The exercise price of options;

     - The duration of options; and

     - The number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

     In the event of a merger or other acquisition event, our board of directors is authorized to provide for outstanding awards to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors may provide that all unexercised options will become exercisable in full prior to the completion of such event and that these options will terminate upon the completion of the event if not previously exercised. In addition, immediately prior to the consummation of an acquisition event, the vesting schedule of each outstanding option and stock-based award will be accelerated.

     Employee Stock Purchase Plan. Our employee stock purchase plan will provides for the issuance of up to 600,000 shares of our common stock to participating employees.

     The employee stock purchase plan, which shall be intended to qualify under
Section 423 of the Internal Revenue Code, containing consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year. However, the first such offering period will commence on the first trading day after the effective date of this offering and end on the last trading day on or before November 30, 2001.

     All of our employees, including directors who are employees, and all employees of any participating subsidiaries:

     - Whose customary employment is for more than five months in a calendar year; and

     - Who have been employed by us for at least seven calendar days prior to enrolling will be eligible to participate in the employee stock purchase plan. Employees who would immediately after the grant own five percent or more of the total combined voting power or value of our stock or any subsidiary will not be eligible to participate.

     To participate in the employee stock purchase plan, an employee must authorize us to deduct from one to ten percent of his or her base pay during the offering period. Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the employee stock purchase plan is 85% of the lower of the fair market value of the common stock (i) at the beginning of the offering period, or (ii) at the end of the purchase period; provided, however, that under certain circumstances, the purchase price may be adjusted to a price not less than 85% of the lower of the fair market value on the common stock on (i) the date our stockholders approve an increase in shares reserved for issuance under the employee stock purchase plan or (ii) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment.

     401(k) Plan. Our employee savings and retirement plan will be qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 1999, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

     - Each person who owns beneficially more than 5% of the outstanding shares of our common stock;

     -    Each of our directors;

     - The executive officer named in the Summary Compensation Table under "Management -- Executive Compensation" on page 41; and

     -    All of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o Country and Wellness Resorts, Inc, 2205 Purple Majesty Court, Las Vegas, NV 88117.

                                                                NUMBER OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER                          BENEFICIALLY OWNED

Grand American Bank Trust owns approximately 60% of the Company's Class "A" common stock as of December 31, 1998.

Name and address of Beneficial         Number and Percent               Percent Before
Owner:                                 After Offer of Shares            Offering
Grand American Bank Trust              54,050,000(1)  60%                 54%
2205 Purple Majesty Court
Las Vegas, NV 89117

Kari L. Cruz                            7,900,000     10%                  8%
2205 Purple Majesty Court
Las Vegas, NV 89117

V. G. Kelly & D. Kelly Trust            3,130,933(2) 3.5%                3.2%
936 West 21st Street
Santa Ana, CA 92706

Joseph Witzman                          3,266,960(3) 3.6%                3.3%
5946 Soledad Mountain Road
La Jolla, CA 92037

Forbes Family Trust                     2,000,000(2) 2.2%                  2%

All Officers and Directors as a group
58,512 Class "A" or .00064%

-----------
(1)  Purchase for cash equivalent.

(2)  Purchase by surrendering debt of the company.

(3)  Purchase with cash and part given as gift.

                              CERTAIN TRANSACTIONS

      The Company is authorized to issue 50,000,000 shares of no par value
Class "B" shares. The Company gave authority to its Board of Directors to issue such Class "B" stock in one or more series, and to fix the number of shares in each series, and all designations, relative rights, preferences and limitations of the stock issued in each series. As of April 13, 1994, the Board of Directors had exercised the authority granted.

      The Company issued to Joseph Witzman 3,266,960 Class "B" common shares of no par value in exchange the cancellation of some of the Company debt and said Class "B" Common Shares were restricted shares that bear a legend and are subject to the provisions of Securities and Exchange Commission Rule 144. The holder of said securities has promised to abide by the restrictions of Securities and Exchange Commission Rule 144.

      The Company also issued to Joseph Witzman 3,266,960 Class "A" common shares of $.003 par value in exchange of the cancellation of the balance of the Company debt and said Class "A" common shares were restricted shares that bear a legend and are subject to the provisions of Securities and Exchange Commission Rule 144.

The holders of Class "A" Equity Units have promised to abide by the restrictions invoked by the Securities and Exchange Commission Rule 144.

                          DESCRIPTION OF CAPITAL STOCK

      After this offering, the authorized capital stock of Countryland will consist of 200,000,000 shares of common stock, $0.003 par value per share, and none shares of preferred stock, $0.01 par value per share. As of September 30, 1999, there were outstanding:

      - 90,777,573 shares of common stock held by 580 stockholders of record;
        and

      - options and warrants to purchase an aggregate of none shares of common stock.

      Upon completion of this offering and the conversion of all outstanding shares of preferred stock into common stock, there will be 100,777,573 shares of common stock outstanding.

COMMON STOCK

      Holders of our common stock are entitled to one vote for each share held on matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive their proportionate share of dividends declared by the Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Akamai, the holders of common stock are entitled to receive ratably the net assets of Akamai available after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock. The common stock has no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the common stock are subject to the rights of the holders of shares of any series of preferred stock which Akamai may designate and issue in the future.

PREFERRED STOCK

     Our Board of Directors will be authorized to issue shares of preferred stock in one or more series without stockholder approval. The Board will have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

     The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The Board's ability to issue preferred stock will provide desirable flexibility in connection with possible acquisitions and other corporate purposes and could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. We have no present plans to issue any shares of preferred stock.

DELAWARE LAW AND OUR CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     Countryland is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Countryland's certificate of incorporation and by-laws to be effective on the closing of this offering provide:

     - That the Board of Directors be divided into three classes, as nearly equal in size as possible, with no class having more than one director more than any other class, with staggered three-year terms;

     - That directors may be removed only for cause by the vote of the holders of at least 66% of the shares of our capital stock entitled to vote; and

     - That any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by a vote of a majority of the directors then in office.

     The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, Countryland.

     The certificate of incorporation and by-laws to be effective on the closing of this offering also provide that, after the closing of this offering:

     - Any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

     - Special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the President, or by the Board of Directors. Our by-laws will also provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us.

     These provisions could delay until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders meeting, and not by written consent.

     Delaware law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the vote of the holders of at least 75% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our certificate of incorporation. Generally, our by-laws may be amended or repealed by a majority vote of the Board of Directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. Changes to our by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the Board of Directors require the vote of the holders of at least 75% of the shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be then outstanding.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that our directors and officers shall be indemnified by us except to the extent prohibited by Delaware law. This indemnification covers all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or to our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Securities Transfer and Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 100,777,573 shares of common stock outstanding, assuming no exercise of outstanding options. Of these shares, the shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 99,222,427 shares of common stock are "restricted securities" under Rule 144. Generally, restricted securities that have been owned for at least two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after the completion of this offering.

SALES OF RESTRICTED SHARES

     In general, under Rule 144, stockholders, including our affiliates, who have beneficially owned shares for at least one year are entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of one percent of the then outstanding shares of common stock and the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

     Under Rule 144(k), a stockholder who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may sell these shares without compliance with the foregoing requirements. In meeting the holding periods described above, a stockholder can include the holding periods of a prior owner who was not an affiliate. The holding periods described above do not begin until the stockholder pays the full purchase price or other consideration. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans may be sold beginning 90 days after the date of this prospectus by stockholder other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.


LOCK-UP AGREEMENTS

     Countryland and our executive officers, directors and other securityholders have entered into lock-up agreements with the underwriters. Without the prior written consent of Morgan Stanley & Co. Incorporated, none of us will, during the period ending 180 days after the date of this prospectus,
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, regardless of whether any such transactions described in clause (1) or (2) of this paragraph is to be settled by delivery of such common stock or such other securities, in cash or otherwise. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed not to consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected, to result in, the disposition by any person, directly or indirectly, of any shares of common stock without the prior written consent of Morgan Stanley & Co. Incorporated except that we may, without consent, grant options and sell shares pursuant to our stock plans.


     The underwriters intend to enter into similar lock-up agreements for up to 180 days with those individuals and entities who purchase approximately 89% of the shares under our directed share program.

REGISTRATION RIGHTS

     After this offering, the holders of approximately 100,777,573 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include shares of common stock. Additionally, they are entitled to demand registration rights pursuant to which they may require us on up to five occasions to file a registration statement under the Securities Act at our expense. We are required to use our best efforts to effect any such registration. These registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities pursuant to a registration statement in connection with an underwritten public offering, including this offering. Further, holders may require us to file registration statements on Form S-3 at our expense. These registration rights are subject to our right not to effect, no more than once during any 12-month period, a requested registration if the registration would interfere with an unforeseen securities or business transaction.

                                  UNDERWRITERS

      Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                            NUMBER OF
NAME                                                         SHARES
----                                                        ---------
Morgan Stanley & Co. Incorporated.........................
Donaldson, Lufkin & Jenrette Securities Corporation.......
Salomon Smith Barney Inc. ................................
Thomas Weisel Partners LLC................................
                                                            ----------
   Total..................................................  10,000,000
                                                            ==========

      The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered in this offering are subject to customary closing conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any such shares are taken.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and part to dealers at a price that represents a concession not in excess of $18.00 per share under the initial public offering price. Any underwriters may allow, and the dealers may reallow, a concession not in excess of $22.00 per share to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,200,000 additional shares of common stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering of common stock. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to other conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 2,600,000 shares of common stock offered in this offering under a directed share program. We currently expect that 300,000 of these shares will be offered to directors, officers, employees, business associates and related persons of Countryland and that 1,900,000 of these shares will be offered to Internet-related companies, including strategic network, technology and content providers, with whom we have or may seek to establish a business relationship. We currently expect the remaining 400,000 shares under the directed share program to be offered to Baker Communications Fund, L.P., one of our stockholders. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals or entities purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by the Prospectus for this offering.

      We have filed an application for our common stock to be quoted on the N.Y.S.E. Market under the symbol "CWR".

     Countryland, our directors and executive officers and substantially all other stockholders are expected to agree that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, he, she or it will not, directly or indirectly:

     - Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against liabilities in connection with this offering, including liabilities under the Securities Act.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 56 filed public offerings of equity securities, of which 31 have been completed, and has acted as a syndicate member in an additional 27 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the shares of common stock. Consequently, the public offering price for the shares of common stock will be determined by negotiations between Akamai and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

     - Our record of operations, our current financial position and future prospects;

     - The experience of our management;

     - Sales, earnings and other financial and operating information in recent periods; and

     - The price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

     The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of common stock we are offering will be passed upon for us by Donald E. Studer, Esq., West Monroe, Louisiana. Legal matters in connection with this offering will be passed upon for the underwriters by Donald
E. Studer, Esq., West Monroe, Louisiana.

                                    EXPERTS

     The financial statements as of December 31, 1998 and for the period from inception (August 20, 1998) to December 31, 1998 included in this prospectus have been so included in reliance on the report of Brown, Fink, Boyce & Co.
(NEC) 9-30-99 independent accountants, given on the authority of said firm as experts in auditing and accounting. Luis R. Hidalgo, CPA. (CWR) 12-31-98.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that we have filed. You may inspect the registration statement, including exhibits, without charge at the principal office of the Securities and Exchange Commission in Washington, D.C. You may inspect and copy the same at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp
Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can also obtain copies of this material at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                             PAGE
                                                             ----
Financial statements:
   Report of Independent Accountants........................ F-2
   Balance Sheets........................................... F-3
   Statements of Operations.................................
   Statement of Income...................................... F-5
   Statements of Common Issued Stock and
      Stockholders' Equity Changes.......................... F-6
   Statements of Cash Flows................................. F-7
   Notes to Financial Statements............................ F-9


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Network Electric Company

     In our opinion, the accompanying balance sheet and the related statements of operations, cash flows and convertible preferred stock and stockholders' deficit present fairly in all material respects, the financial position of Network Electric as of October 1, 1998 and July 31, 1999 and the results of its operations and its cash flows for the period from inception (October 1, 1998) to July 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ BROWN, FINK BOYCE & CO.
---------------------------
Brown, Fink Boyce & Co.

August 18, 1999,

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Countryland Wellness Resorts, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, cash flows and convertible preferred stock and stockholders' deficit present fairly in all material respects, the financial position of Countryland as of December 31, 1998 and the results of its operations and its cash flows for the period from inception (January 1, 1998) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ LUIS R. HIDALGO
---------------------------
Luis R. Hidalgo

April 23, 1999

                       COUNTRYLAND WELLNESS RESORTS, INC.

                                 BALANCE SHEET
                          September 30, 1999 and 1998

                                     ASSETS

                                             September 30,       September 30,
                                                  1999               1998
                                             -------------       -------------
                                                     (Dollars In Thousands)
Current assets
  Cash                                       $    932,482        $      862,726
  Marketable securities (Note 1)              404,750,000         1,100,161,949
  Gold in storage (Note 9)                              0            27,317,000

  Receivables
    Current - contracts                         2,464,477             3,207,883
    Retention - contracts                         271,872               567,789
    Interest, related (Note 2)                     63,964                61,836
    Other                                           1,525                 7,394

      Total receivables                         2,801,838         1,132,186,530

  Costs and estimated earnings in
    excess of billings (Note 3)                   656,700               207,769
  Notes receivable related (Note 4)               747,114                81,635
  Note receivable (Note 5)                         32,305               530,000

      Total current assets                      5,170,439             5,688,981

Property and equipment (Note 1)
  Transportation equipment                        353,795               353,795
  Operating equipment                             277,821               245,389
  Office equipment and furnishings                 84,867                84,867
  Leasehold improvements                           32,876                36,696

                                                  749,359               720,747
  Mining properties (Note 10)               2,191,187,000         2,208,731,000
  Less: Accumulated depreciation                 (480,479)             (397,863)

      Net property and equipment            2,191,450,880         2,209,053,884

Other assets
  Federal income tax deposit                      384,627               371,138
  Note receivable, related (Note 4)                65,724                64,724
  Deposit                                          96,914                     0

      Total other assets                          547,265               435,862

      Total assets                          2,600,652,904         3,346,929,395

The accompanying notes and auditors' report should be read in connection with these financial statements.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                                 BALANCE SHEET
                          SEPTEMBER 30, 1999 AND 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                             September 30,       September 30,
                                                 1999                1998
                                             -------------       -------------
Current liabilities
  Bank line of credit (Note 6)           $      600,000      $
  Trade accounts payable                        576,089             833,253
  Stockholder distributions payable             263,000           3,999,900
  Accrued expenses                              163,990              72,889
  Billings in excess of costs and                68,600
    estimated earnings (Note 3)                 620,565             537,990

      Total current liabilities               2,292,244           5,444,032

Stockholders' equity
  Common stock, par value $
    200,000,000 shares authorized,
    90,777,573 shares issued and
    outstanding                                 272,332             272,332
  Paid-in capital                               385,418             385,418
  Retained earnings                           3,308,922             618,277

      Total stockholders' equity          2,594,393,988       3,340,209,336

      Total liabilities and
        stockholders' equity              2,600,652,904       3,346,929,395

The accountants' review report and accompanying notes should be read in connection with these financial statements.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                              STATEMENT OF INCOME
                 FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND 1998

                                                September 30, 1999              September 30, 1998
                                           ---------------------------      ---------------------------

Contract income                             $11,282,206        100.00%      $15,039,822         100.00%

Direct costs
   Labor and labor costs                      3,202,457         28.38%        3,582,898          23.82%
   Materials                                  3,901,431         34.58%        6,131,363          40.77%
   Subcontracts                                 398,654          3.53%          295,237           1.96%
   Other                                        148,019          1.32%           76,841           0.51%

      Total direct costs                      7,650,561         67.81%       10,086,339          67.06%

      Gross profit from contracting           3,631,645         32.19%        4,953,483          32.94%

General and administrative expense            1,047,125          9.28%        2,203,997          14.65%

      Income from operations                  2,584,520         22.91%        2,749,486          18.29%

Other income (expense)
   Interest income                               29,190          0.26%          146,977           0.97%
   Discounts                                     19,039          0.17%           24,921           0.16%
   Miscellaneous income                          50,524          0.45%          128,884           0.86%
   Interest expense                             178,216          1.57%          (40,480)         -0.27%
   Unrealized stock loss                       (170,844)        -1.51%             (676)            -

      Total other income (expense)              106,125          0.94%          259,626           1.72%

      Net income                              2,690,645         23.85%        3,009,112          20.01%

The accompanying notes and auditors' report should be read in connection with these financial statements.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR THE TEN MONTHS ENDED JULY 31, 1999


                                 COMMON         COMMON          PAID          RETAINED       TOTAL
                                 STOCK          STOCK            IN           EARNINGS       STOCKHOLDERS
                                 SHARES         VALUE          CAPITAL                       EQUITY

Balance, September 30, 1999      90,777,573     272,332        385,418        3,308,922      2,594,393,988
Net income                          --            --             --           2,690,645          2,690,645
Balance July 31, 1999            90,250,877     271,000        385,418        2,618,277      3,017,358,000




The accountants' review report and accompanying notes should be read in connection with these financial statements.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                            STATEMENT OF CASH FLOWS
                     FOR THE TEN MONTHS ENDED JULY 31, 1999


Cash flows from operating activities              $
  Cash received from customers                     12,158,297
  Cash paid to suppliers and employees             (8,756,231)
  Interest received                                    20,208

     Cash provided by operating activities          3,422,274

Cash flows from investing activities
  Purchases of equipment and improvements             (28,612)
  Advances on notes receivable                       (666,479)
  Repayment of notes receivable                       530,000
  Proceeds from sale of marketable securities         212,473

     Cash provided by investing activities             47,382

Cash flows from financing activities
  Advance on line of credit                           600,000
  Distributions to stockholders                    (3,399,900)

     Cash provided by financing activities         (3,399,900)

Net increase in cash                                   69,756
Cash at September 30, 1998                            862,726

     Cash at July 31, 1999                        $   932,482


The accountants' review report and accompanying notes should be read in connection with these financial statements.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                     FOR THE TEN MONTHS ENDED JULY 31, 1999

Reconciliation of net income to net cash provided by operating activities


Net income                                          $2,690,645
Adjustments
  Depreciation                                          82,616
  Gain on sale of marketable securities                (50,524)

Decrease (increase) in assets
  Receivables                                        1,043,064
  Costs and estimated earnings in excess
    of billings                                       (448,931)
  Deposits                                            (142,708)

Increase (decrease) in liabilities
  Accounts payable                                    (257,164)
  Accrued bonuses                                      263,000
  Accrued interest, related                            163,990
  Other accrued expenses                                (4,289)
  Billings in excess of costs and estimated
    earnings                                            82,575

      Net cash provided by operating activities     $3,422,274

The accountants' review report and accompanying notes should be read in connection with these financial statements.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 JULY 31, 1999

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Company Activities

         Countryland Wellness Resorts, Inc. (the Company) is an electrical contracting firm operating primarily in the Northern Nevada area. The firm does new construction, retrofit and repair work on commercial and governmental projects. The work performed under cost-plus-fee and fixed-price contracts with various contracts being modified by incentive and penalty provisions. Company is engaged in starting a Life Extension (Wellness) Program and the mining of gold and silver.

         Financial Statement Classification

         In accordance with normal practice in the construction industry, the Company includes in current assets and liabilities amounts realized and payable over a period in excess of one year. Consistent with this practice, asset and liability accounts relating to construction contracts are classified as current. The lives of contracts entered into by the Company generally range from six to eighteen months.

         Property and Equipment

         Property and equipment are recorded at cost. Expenditures for renewals and betterments which extend the life or improve existing properties are capitalized. Maintenance and repairs are charged against income.

         Depreciation of property and equipment is provided principally on the straight-line method. For income tax purposes, the ACRS and MACRS methods of cost recovery are used. The estimated useful lives for financial statement purposes are as follows:

                                                               Lives (years)
                                                               -------------
                   Transportation equipment...................       5
                   Operating equipment........................      4-7
                   Office equipment and furnishings...........      5-7
                   Leasehold improvements.....................       39



         Depreciation expense for the period ended July 31, 1999 was $82,616.

         Revenue and Cost Recognition

         Revenues from contracts are recognized on the percentage-of-completion method based on the proportion of costs incurred on the contract to total estimated contract costs. Material estimated losses prior to completion are recognized in their entirety when apparent.

         Costs and estimated earnings in excess of amounts billed are classified as current assets. Billings in excess of costs and estimated earnings are classified as current liabilities.

See accountants' review report.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 1999

        NOTE 1

        The Company placed six (6) of its bank guarantees issued by BNI Bank with Striker Gold Mines, Ltd. in a joint venture that will produce 9% per day to the Company. For 3,000,000 shares of common stock (restricted) the Company assigned to Las Vegas Entertainment Network, Inc., a public company trading on the small caps of the NASDAQ Stock Exchange. At the time of the transaction these shares of common stock had a value of $4,750,000. The Company has another transaction with U.S. Guarantee Corporation, a Nevada corporation where USGC has committed to the Company a loan of $400,000,000 by using the four (4) bank guarantees from Bank BNI, Indonesia however the Company has not received any funds from USGC.

        In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Tax Method and Distributions

        The Company's stockholders have elected Subchapter S Corporation status. Under these provisions, the Company pays no Federal income tax. The Company's income is taxed to the stockholders in their individual tax returns.

        Cash and Cash Equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2: INTEREST RECEIVABLE, RELATED

        This represents accrued interest on a note from a related party. Management intends to collect this amount during the current period.

NOTE 3: COSTS AND ESTIMATED EARNINGS ON CONTRACTS IN PROGRESS

          Costs incurred on contracts in progress      $4,420,487
          Estimated earnings                            2,629,588

               Contract revenue earned to date          7,050,075

          Less billings to date                         7,013,940

               Net under billings                      $   36,135


See accountants' review report.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 1999


NOTE 4:   NOTES RECEIVABLE, RELATED

          Notes receivable, related at July 31, 1999 consist of the following:

                                                                 Amounts Due
                                                  Interest         Within         After
                                                    Rate          one year      one year
          Unsecured note due from a major
          stockholder of a related company.
          The entire balance was repaid in
          August 1999.                              7.00%         $200,000       $    --

          Note secured by real estate, due
          from a key employee of the Company.
          Principal and interest payments of
          $882 are due monthly.                     7.00%            5,497        65,724

          Unsecured note due from a key
          employee of the Company. The entire
          balance is due December 31, 1999.           --             23,000           --

          Unsecured note due from a company
          owned by the major stockholders of
          the Company. The entire balance is
          due December 31, 1999.                    7.00%          518,617            --

                                                                  $747,114       $65,724

See accountants' review report.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 1999


NOTE 5:   LINE OF CREDIT

          The Company has a line of credit agreement with a bank subject to a $1,000,000 limit. The credit line is secured by the accounts receivable, inventory and equipment of the Company and bears interest at prime, (8.0% at July 31, 1999) payable monthly. The agreement expires April 30, 2000. There was a balance of $600,000 owing on the line at July 31, 1999.

NOTE 6:   ACCRUED INTEREST, RELATED

          This represents interest payable to the majority stockholder of the Company. The amount will be paid on or before December 31, 1999:

NOTE 7:   CONTRACT BACKLOG

          The following schedule is a reconciliation of construction contract backlog representing signed contracts as of July 31, 1999:

               Balance, September 30, 1998            $ 5,219,287
               Contract adjustments                       697,511
               New contracts during the year            9,580,125

                                                       15,496,923
               Less: Contracts revenue earned          11,282,206

               Balance, July 31, 1999                 $ 4,214,717


NOTE 8:   CONCENTRATIONS OF CREDIT RISK

               The Company maintains its cash balances in a financial institution. The balances in the financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At July 31, 1999, the Company's uninsured cash balances total $1,226,534.

See accountant's review report.

                       COUNTRYLAND WELLNESS RESORTS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 1999

NOTE 9:

          With respect to gold in storage at the NDS Bonded Warehouse at Dominguez Hills, California, the Company has determined that the warehouse went out of business about three or four years ago and said gold deposit has been declared a casualty loss. In the opinion of the Company Counsel the gold has been lost or stolen, and in any event is missing. The loss to the Company is $27,317,000 which the Company has no insurance to cover. The matter is currently under investigation.

NOTE 10:  PROVEN GOLD AND SILVER RESERVE ON MINING PROPERTIES

          The process of estimating mineral reserves is very complex, requiring significant subjective decision in the evaluation of available geological, engineering, and economic data for each reserve. The data for a given reserve may change substantially over time as a result of additional development activity, production under varying economic conditions, etc.

          Consequently, material revision to the existing reserve estimates may occur in the future. Although, every reasonable effort was made to ensure that the reserve estimates reported represent the most accurate assessment possible, the significance of the subjective decision required, the variances in the available data for various reserves, make these estimates generally less precise than other estimates in connection with financial disclosure. Proven reserves are estimated quantities of gold and silver which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reserves under existing economic and operating conditions.

          Stickel and Associates, independent consultants in applied geology, geophysics and engineering,has estimated 7,000,000 troy ounces of gold and 19,000,000 troy ounces of silver. The values of these reserves based on average market prices as of September 30 1999 and September 30, 1998 are as follows:

                                    SEPTEMBER 30, 1999      SEPTEMBER 30, 1998
                                    ------------------      ------------------
                                             (Dollars in Thousands)
Gold      7,000,000 troy ounces
          @$297.90/troy ounce         $2,085,300,000
          @$296.40/troy ounce                                 $2,074,800,000

Silver    19,000,000 troy ounces
          @$5.573/troy ounce          $  105,887,000
          @$5.200/troy ounce                                  $    98,800,000

                       COUNTRYLAND WELLNESS RESORTS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 1999

NOTE 11:

          The Company acquired Network Electric Company on September 19, 1999, a Nevada corporation engaged on the business of electrical contractor for the sum of $20,000,000 payable by a Pay Out Order No. 0000887531 to be paid out from proceeds of the loan for $400,000,000 from U.S. Guarantee Corporation or, in the even such funds are not forthcoming, from proceeds of the trading program with Striker Gold Mines, Ltd.

NOTE 12:  CHANGE OF NAME AND OTHER MATTERS

          The Board of Directors adopted on September 15, 1999 the following resolutions:

          a. The name of the Company was changed to Countryland Wellness Resorts, Inc.

          b. The China International Packaging Leasing Co., Ltd. merger was cancelled.

          c. The Company has acquired Network Electric Company as a wholly owned subsidiary.

          d. The Company has entered into a Joint Venture Agreement with Striker Gold Mines, Ltd.

          e. The Company has entered into a Loan Agreement with U.S. Guarantee Corporation.

                               LETTER OF CONSENT

To the Board of Directors and Stockholders
Network Electric Company

I herewith consent to the use of my Independent Auditor's Report and Balance Sheets of Countryland Wellness Internet Network Trust as of December 31,
1998 and December 31, 1997 and the related statement of income for the year 1998, in the Company's submissions to the Securities and Exchange Commission, in connection with the Company's filings with the Commission.

/s/ BROWN, FINK, BOYCE, & CO.
-----------------------------
    Brown, Fink, Boyce, & Co.


Brown, Fink, Boyce, & Co.
1830 15th Street, Suite 200
Sacramento, CA 95814
(916) 554-5422

Certified Public Accountant
November 13, 1999

                               LETTER OF CONSENT


To the Board of Directors and Stockholders
Countryland Wellness Internet Network Trust
Las Vegas, Nevada

I herewith consent to the use of my Independent Auditor's Report and Balance Sheets of Countryland Wellness Internet Network Trust as of December 31,
1998 and December 31, 1997 and the related statement of income for the year 1998, in the Company's submissions to the Securities and Exchange Commission, in connection with the Company's filings with the Commission.

/S/ Louis R. Hidalgo
Certified Public Accountant
April 23, 1999


Luis R. Hidalgo, Jr., CPA
2823 Lockwood Ave., Fremont, CA 94539
510-659-9435

Stickel & Associates P.O. Box 91, Tustin, Ca. 92681 (714) 751-4742

     May 14, 1985

     Minerals, Mining and Energy Corp.
     7750 El Camino Real, Suite K
     Rancho La Costa, Ca. 92008

Attention: Stewart Douglas, President

Subject: Review of Literature and Inspection of Gold Claims in Plumas County, California, Blackhawk, Alan, MMC and Dean Lode Claims Consisting of 750 Acres.

References:
           1) Geology of the Pulga and Bucks Lake Quadrangles, Butte and Plumas Counties California, USGS Prof. Paper 731, date 1973.

           2) Examination and Sampling of the Blackhawk and Sections 13 Claims, Plumas County, California, by Mm. H. Bird, dated June 1, 1976.

           3) Bucks Lake Quadrangle, Map, USGS, 1:62,500, date 1950.

               Gentlemen:

This letter presents our present geological engineering evaluation of the subject gold and silver claims that are located in Plumas County, California.

We visited and inspected the property on April 19, and 20, 1985. The property consists of approximately 750 acres of lode claims with a reported overlying of a few placer claims. The properties lie about 5 and 11 miles directly west of Quincy on the Bucks Lake Road.

The claims are named Blackhawk, Alan, MMC, and Dean. The Blackhawk, Alan and MMC claims lie in Sections 21, 22, and 27 of T24N, R8E. The Dean claims lie in the northwest corner of Section 13, T24N, R8E.

               GEOLOGY

These claims lie along the southwest and northwest borders of a northwest trending zone or band of highly fractured peridotite altered to serpentine. Broad fault zones bound the peridotite bodies or bands and there are no indications of heat alterations. There has been no production from hard rock mining, however, significant placer hydraulicking and sluicing has occurred. The placer deposits occur in two periods of erosion, the Present and the Tertiary. Although, concentrations of gold have only been found in the Blackhawk and Dean claims, it does occur scattered throughout the peridotite.

               PRESENCE OF GOLD AND SILVER

Reference 2 indicates that there is a conservative 10,000,000 tons of hard rock ore reserves. Rock chip and channel samples were obtained from 10 to 50 foot sections of road cuts and outcrops on these claims and it is reported "consistently assayed high in gold (AU)". The highest gold value was 2.80 oz/ton, however, the overall average was .7 oz/ton. Silver (AG) ranged from a trace to 2.62 oz/ton. These values varied greatly, depending upon the freshness of the outcrop. Assays also indicated the presence of platinoid metals.

Total amount of gold and silver in these claims is 7,000,000 oz. of gold and 19,000,000 oz. of silver. These figures were compiled from data presented in Reference 2.

It is reported that during the summer of 1983, approximately $30,000 worth of placer gold was dredged from one of the creeks flowing through the Blackhawk claims. This gold was dredged from an area of the creek about 100 yards long.

Stickel & Associates warrant that our services are performed, within the limits prescribed by our clients, with the usual thoroughness and competence of the geological engineering profession. No other warranty or representation, either expressed or implied, is included or intended in our proposals or reports or contracts.

We appreciate the opportunity of presenting this report. If you have any questions, please contact this office.

Very truly yours,

STICKEL & ASSOCIATES

          (S)       J. F. STICKEL
                    J. F. Stickel, rg 2999

          JFS/hr

          April 25, 1986

It is our opinion that the described and proven "indicated" ore reserves are based on data as described above.

STICKEL & ASSOCIATES

          (S)       J. F. STICKEL
                    J. F. Stickel, RG 2999

          STICKEL & ASSOCIATES P.O. Box 91, Tustin, Ca. 92618

                    (714) 751-4742

                              May 14, 1985

          Mineral Mining and Energy Corp.
          7750 El Camino Real, Suite K
          Ranch La Costa, Ca. 92008

          Attention; Stewart Douglas, President

          LETTER OF CONSENT

We, Stickel & Associates

     Consultants in Applied Geology, Geophysics and Engineering, hereby give the consent to Mineral, Mining and Energy Corporation to use our Geologist and Mining Report dated May 14, 1985 on the mining properties known as Blackhawk, Alan, MMC and Eean Lode Claims Consisting of 750 acres.

          STICKEL & ASSOCIATES

                                    EXHIBITS

     Incorporated herein by reference is the Exhibit submitted in paper format with Form SE to Form 424A Dated May 31, 1999 by Registrant.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SE

                  FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
                              BY ELECTRONIC FILERS

COUNTRYLAND WELLNESS RESORTS, INC.             0000887531
(Exact name of Registrant as specified in    (Registered CIK Number)
charter)

          424A Dated May 31, 1999       0-20217 (Should have read 333-17719)
(Electronic report, schedule, or         (SEC File Number, if available)
registration statement of which
the documents are a part (give
period of report)



-------------------------------------------------------------------------------
                       Name of Person Filing the Document
                         (if other than the Registrant)

                                   SIGNATURES
Filings Made by the Registrant:

      The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Monroe, State of Louisiana, May 31, 1999.

                                    COUNTRYLAND WELLNESS RESORTS, INC.
                                                   (Registrant)

                                    By: /s/ DONALD E. STUDER, DIRECTOR